PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE July 29, 2010

VATUKOULA GOLD MINES INTERIM OPERATIONAL AND EXPLORATION UPDATE Vatukoula raises £7.4m to fund Exploration Programme

Vancouver, British Columbia, July 29, 2010 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) reports that Vatukoula Gold Mines Plc has reported an interim operational  and exploration update from its 100% owned Vatukoula Gold Mine in Fiji and has raised £7.4 million  through the placement of 400 million new ordinary shares at a price of 1.85 pence per share.
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Vatukoula Gold Mines plc (“VGM”) is a UK company, listed on the AIM Market of the London Stock Exchange, (AIM: VGM) which owns and operates the Vatukoula Gold Mine located in Fiji.  After the Placing VGM’s total issued share capital will be 4,013,235,568 ordinary shares and the company will have cash and cash equivalents of approximately £12 million.

Canadian Zinc holds 628 million shares of VGM which, following completion of the placing, will represent approximately 15% of VGM’s shares.  Sprott Asset Management Inc., a substantial shareholder of  both CZN and VGM, subscribed for 70,810,811 VGM Placing Shares.

The following information and commentary has been derived from VGM’s announcement dated July 28, 2010.

Interim Operational and Exploration Update

Vatukoula announced that gold recoveries for the fourth quarter has already reached 12,940 ounces, bringing the total of gold recovered year to date, to 51,491 ounces. This is higher than VGM’s revised 50,000 ounce forecast for the year ended August 2010, with five weeks of forward production still to be added to the 51,491 ounces produced in the year to date.

On 28th May 2010, Vatukoula announced, as part of its Interim Results a revised production forecast of 50,000 ounces for the year ending August 2010, down from 60,000 ounces previously forecast.  This was a result of lower than expected mining rates and stope availability in the third quarter. However in fourth quarter both increased underground mining rates and higher than planned gold grades have resulted in higher than forecast gold recoveries. In the first seven weeks of the fourth quarter the Vatukoula mine recovered 12,940 ounces of gold.

For the period June 1 to July 21,  2010, 41,497 tonnes of underground sulphide ore with a delivered grade to the mill of 9.45 grams per tonne of gold were mined and processed. In addition, during this same period, the oxide circuit processed 32,286 tonnes of open pit oxide ore with a delivered grade to the mill of 2.09 g/t. Underground development continued at an accelerated pace in the same period.

These results are above VGM’s expectations and as a result fourth quarter results are expected by VGM management to show an improvement in both production and cash costs per ounce over the previous quarter.

Exploration Update

On the 21 June 2010, VGM announced a proposed exploration programme to;

•	To identify high-grade areas within the current mining infrastructure

•	To identify new areas in close proximity to the mine to enable mine expansion

•	To undertake exploration over the special prospecting licenses

Preliminary results from the initial desk studies identified several exploration targets which warrant further investigation. The placing proceeds will be used  by VGM primarily to embark on a two year exploration programme focused on current mining and special prospecting licenses covering the Tavua Caldera mining area in Fiji. The exploration programme, to test these targets will consist of three main phases;

•	Detailed data assessment and interpretation of current and historic sampling and drilling information, this is currently underway and due for completion in late August 2010

•	Surface mapping/sampling program commencing in late October 2010

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Drilling program to explore both surface and underground targets commencing in January 2011. This programme may consist of up to 20,000 metres of reverse circulation drilling and a further 20,000 metres of diamond drilling

Dependant on results, this exploration programme is expected to be completed by December 2012.

Cautionary note:  The historic and forward-looking information presented above with regard to the operations of Vatukoula Gold Mines Plc has been summarized from VGM’s publicly announced documents.

For further information:  www.vatukoulagoldmines.com

About Vatukoula Gold Mines plc:

Vatukoula Gold Mines plc is a UK company, listed on the AIM Market of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22,500,000 tonnes of ore.  Production at the mine was suspended by the previous owners in 2006.

VGM acquired the Vatukoula Gold Mine in April 2008 and has since then re-established gold mining operations.  Current planning is to restore mine operations to a rate of 110,000 ounces per year.  VGM has reported that the Mine has a Proven and Probable Reserve of 858,000 ounces of gold and a Measured, Indicated and Inferred resource of 5.15 million ounces of gold. (These reserve and resource figures have been prepared in accordance with the JORC reporting standards and are not in compliance with National Instrument 43-101).  VGM has no forward gold sales and no bank debt.

About Canadian Zinc:

Canadian Zinc holds 628.6 million shares of Vatukoula Gold Mines plc, representing approximately 15% of VGM’s outstanding shares.

Canadian Zinc’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information, including, among other things, estimates relating to production volumes and related costs of production at the Vatukoula Gold Mine.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future production and sales volumes at the Vatukoula Gold Mine, the timing and availability of capital equipment, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com